UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

1 Yahadut Canada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Results of 2026 Annual Shareholders Meeting

On July 20, 2026, Formula Systems (1985) Ltd. (“we,” “us” or the “Company”) held its 2026 annual general meeting of shareholders (the “Meeting”) at the Company’s offices at Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel. At the Meeting, our shareholders voted on the below-listed proposals, each of which is described in more detail in our notice and proxy statement for the Meeting (the “Notice” and “Proxy Statement”, respectively), which were attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that we furnished to the Securities and Exchange Commission (the “SEC”) on June 15, 2026.

Based on the presence in person or by proxy of holders of our outstanding ordinary shares (including ordinary shares represented by American Depositary Shares) constituting a quorum, the following proposals (Proposals 1 through 8 described in the Notice and Proxy Statement) were presented to our shareholders, with the following results based on the requisite majorities for approval of each such proposal under the Israeli Companies Law, 5759-1999 (the “Companies Law”):

1.	Re-election of Mr. Marek Panek to the Company’s board of directors (the “Board”), to hold office until our next annual general meeting of shareholders and until his successor is duly elected and qualified: approved;

2.	Re-election of Mr. Rafal Kozlowski to the Board, to hold office until our next annual general meeting of shareholders and until his successor is duly elected and qualified: approved;

3.	Re-election of Mr. Itay Meroz to the Board, to hold office until our next annual general meeting of shareholders and until her successor is duly elected and qualified: approved;

4.	Re-election of Ms. Karolina Rzonca-Bajorek to the Board, to hold office until our next annual general meeting of shareholders and until her successor is duly elected and qualified: approved;

5.	Re-election of Ms. Gabriela Żukowicz to the Board, to hold office until our next annual general meeting of shareholders and until his successor is duly elected and qualified: approved;

6.	Approval of the re-appointment of Ziv Haft Certified Public Accountants, a member firm of BDO International Limited, or BDO Israel, as our independent registered public accounting firm for the year ending December 31, 2026 and the additional period until our next annual general meeting of shareholders, and to authorize the Board and/or its audit committee to fix the compensation for such independent registered public accountants in accordance with the volume and nature of their services : approved;

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: July 20, 2026	By:	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer

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